MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Third Quarter Ended

September 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or the “Company”) should be read in conjunction with the accompanying interim consolidated financial statements for the three and nine months ended September 30, 2010 which is available on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov. This MD&A is current as at November 5, 2010.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and presented in U.S. dollars unless otherwise indicated.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE Amex LLC under the symbol “AZC”.

Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to Augusta’s plans at its Rosemont property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Augusta does not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made.

Description of the Business

Augusta and its wholly owned subsidiary, Rosemont Copper Company (“RCC”), are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s main asset is the Rosemont copper project (“Rosemont”) which is currently in the permitting stage. Rosemont is expected to be the third largest copper mine in the United States, accounting for approximately 10% of total copper production. Since Rosemont is currently a non-producing property, it does not generate any operating income or cash flows from operations and Augusta depends entirely on equity and debt capital to finance its activities.

Rosemont is comprised of approximately 30,000 acres (12,140 hectares) of land comprising of 15,000 acres (6,070 hectares) of patented and unpatented claims and fee land and approximately 15,000 acres (6,070 hectares) of leased grazing ranchland. Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”). Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

Recent Developments

On September 27, 2010, the Company appointed Letitia Cornacchia to the position of Vice-President, Investor Relations and Corporate Communications. Ms. Cornacchia has 10 years experience in investor relations and corporate communications. Prior to joining Augusta, Ms. Cornacchia was the Director of Investor Relations at Yamana Gold. Ms. Cornacchia has a commerce degree with a major in finance from the Sauder School of Business at the University of British Columbia and has a Chartered Financial Analyst designation.

On September 16, 2010, the Company’s wholly-owned subsidiary, RCC, entered into an Earn-In Agreement with United Copper & Moly LLC (“UCM”), a company formed by Korea Resources Corporation and LG International Corp to hold its interest in the Rosemont joint venture (“Rosemont JV” or the “Joint Venture”). UCM can acquire up to a 20% interest in Rosemont by funding $176 million (the “Investment”) of project expenditures. UCM will fund a maximum $70 million for permitting, engineering, long-lead equipment purchases and ongoing support activities (collectively, Pre-Construction Costs”) and the remaining $106 million for construction. UCM and RCC have also entered into a Joint Venture Agreement to establish their roles and responsibilities in the joint venture and agreed to enter into an off-take agreement for 30% of the copper concentrates and 20% of copper cathode and molybdenum concentrates produced annually by Rosemont.

On August 27, 2010, the Company completed a private placement for the sale of 10,905,590 units at Cdn$2.75 per unit for gross proceeds of approximately Cdn$30 million. Each unit consists of one common share and one-half of a share purchase warrant. Each full warrant is exercisable into one common share at a price of Cdn$3.90 per share for an eighteen month period expiring on February 27, 2012. The warrants may be subject to accelerated expiry in certain circumstances.

Rosemont Project

Permitting and Environmental Impact Statement

The Environmental Impact Statement process (“EIS process”) is managed by the United States Forest Service (“USFS”). The Record of Decision (“ROD”) will be issued by the USFS and Bureau of Land Management for mining activities on public land and by the Army Corps of Engineers for mining activities within jurisdictional waters of the United States.

The existing Memorandum of Understanding with Coronado National Forest (“CNF”) anticipates the release of Rosemont’s Draft Environmental Impact Statement (“DEIS”) in the fourth quarter of 2010 with public hearings scheduled for early 2011. This follows an April 30, 2010 statement from CNF that the DEIS would be delayed in order to complete a native plant study and additional groundwater modeling of development plan alternatives. CNF has completed field surveys for native plants that live on some of the sites on the land where the Company has proposed to put the waste rock and mine tailings. In addition, the DEIS project teams conducting detailed groundwater hydrology studies have completed further calculations on potential impacts and mitigation measures for the alternative facility sites under evaluation in the DEIS. The delivery of these two technical reports completes the submissions from Rosemont to CNF and their third party contractors. The latest draft of the DEIS is scheduled for delivery to the CNF on November 15, 2010 for internal review. Upon completion of these reviews the DEIS will go to printing at the Government Printing Office and then be released to the public for review and comment.

The Company will continue working on completing the necessary work to obtain the following permits:

  The Aquifer Protection Permit when issued by the Arizona Department of Environmental Quality will establish the operating standards and controls so that operations do not degrade groundwater;

  The Air Permit when issued by the Pima County Department of Environmental Quality will establish the standards for air quality and emissions control for mining operations;

  The Certificate of Environmental Compliance Process managed by the Arizona Corporation Commission. The ultimate power route will be determined by the Commission and the permit will be issued to Tucson Electric Power. The timing for this process has been set so the Right of Way (below) will be the one approved for use by the Commission; and

  The State Land Department Right of Way valuation and approval process will provide a route to get water and power to Rosemont.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

Engineering and Ongoing Support Activities

The Company spent $9.92 million (YTD - $27.23 million) during the third quarter on the Rosemont project of which $8.62 million (YTD - $24.46 million) was on permitting related activities, basic engineering and on-going support services. The remaining $1.10 million (YTD - $2.52 million) was spent on capitalized loan interest, project financing advisory services and capitalizing the fair value of stock options and restricted shares issued to project employees.

As at September 30, 2010 Augusta’s capitalized costs on the Rosemont project were as follows:

Mineral Properties	2010	2009
Balance, December 31, 2009 and 2008	$25,665,438	$25,462,869
Acquisition costs	45,054	86,358
Capitalized interest	16,709	116,211
Balance, September 30, 2010 and December 31, 2009	$25,727,201	$25,665,438

Deferred Development costs	2010	2009
Balance, December 31, 2009 and 2008	$64,516,724	$41,717,224
Permitting, engineering and on-going support activities	24,462,826	20,611,819
Capitalized financing charges	398,525	691,591
Capitalized loan interest charges	1,204,057	935,990
Capitalized stock compensation expense	914,374	560,100
Balance, September 30, 2010 and December 31, 2009	$91,496,506	$64,516,724

Financing

On September 16, 2010, RCC entered into an Earn-In Agreement with UCM to acquire up to a 20% joint venture interest in Rosemont by funding $176 million of project expenditures. UCM will fund a maximum $70 million for permitting, engineering, long-lead equipment purchases and ongoing support activities and the remaining $106 million for construction. RCC and UCM have also entered into a Joint Venture Agreement to establish their roles and responsibilities in the joint venture and agreed to enter into an off-take agreement for 30% of the copper concentrates and 20% of copper cathode and molybdenum concentrates produced annually by Rosemont.

On August 27, 2010, the Company completed a Cdn$30 million private placement for the sale of 10,905,590 units at Cdn$2.75 per unit. Each unit consists of one common share and one-half of a share purchase warrant. Each full warrant is exercisable into one common share at Cdn$3.90 per share for an eighteen month period expiring on February 27, 2012. The warrants may be subject to accelerated expiry in certain circumstances.

During the three months ended September 30, 2010, the Company received proceeds of Cdn$0.89 million from the exercise of stock options and share purchase warrants.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

Results of operations

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

EXPENSES
Salaries and benefits	$301,670	$505,318	$1,242,551	$1,460,510
Stock-based compensation	243,046	253,919	988,203	872,966
Legal, Accounting and Audit	806,076	93,501	1,121,070	653,941
Travel	20,404	32,549	108,705	109,147
Consulting	57,837	1,440	78,011	50,995
Filing and Regulatory fees	20,064	2,286	98,559	78,910
Recruiting fees	27,372	-	55,500	30,553
Office and Administration	37,733	47,089	166,692	150,543
Rent	57,782	47,115	130,416	117,760
Investor Relations	35,659	30,232	93,851	73,401
Directors' fees	32,263	29,815	94,867	84,032
Insurance	45,180	39,850	125,644	127,711
Membership and Conferences	607	3,582	9,576	20,401
Amortization	47,269	29,578	128,125	91,810
Fiscal and Advisory services	4,473	5,133	11,584	9,934
Loss from operations	(1,737,435)	(1,121,407)	(4,453,354)	(3,932,614)
Interest and other income/expenses	115,641	142,742	456,296	546,384
Other expenses	(162,269)	(88,810)	(576,106)	(340,619)
Gain (loss) on held for trading securities	105,473	(67,419)	111,685	(67,419)
Foreign exchange gains (losses)	587,700	217,847	262,985	478,090
Interest and finance charges	(3,113)	(26,354)	(47,328)	(72,584)
Net loss for the period	(1,094,003)	(943,401)	(4,245,822)	(3,388,762)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.04)	$(0.04)
Weighted average number of shares outstanding	126,745,636	98,650,761	119,535,606	93,002,305

Third quarter ended September 30, 2010 and 2009

For the three months ended September 30, 2010, the Company incurred a net loss of $1.10 million or $0.01 loss per share compared to a net loss of $0.94 million or $0.01 loss per share for the same period in 2009. The increase in the net loss during the third quarter was due primarily $0.58 million spent on legal and accounting advisory services in connection with due diligence work on potential transactions. A $0.11 million non-cash gain on held for trading securities and a $0.59 million unrealized foreign exchange gain resulting from a strengthening Canadian dollar partially offset the increase in expenses during the third quarter. The majority of the Company’s cash and cash equivalents are held in the Canadian currency.

For the nine months ended September 30, 2010, the Company incurred a net loss of $4.25 million or $0.04 loss per share compared to $3.39 million or $0.04 loss per share for the same period in 2009. The increased loss was primarily due to legal and accounting advisory services in connection with due diligence work on potential transactions in the third quarter of 2010 and higher ranch expenses. Other significant variances include:

Salaries and Benefits

Salaries and benefits decreased $0.20 million to $0.30 million in the third quarter of compared to $0.51 million for the same period in 2009 as a result of an increased capitalization ($0.19 million) of salaries and benefits to deferred development costs due to more time spent by employees on the Rosemont project and from higher recovery of salaries and benefits charged to related companies.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

Salaries and benefits totaled $1.24 million for the nine months ended September 30, 2010 compared to $1.46 million for the same period in 2009. The decrease was due primarily to capitalization of a portion of salaries and benefits for employees working specifically on the Rosemont project which was partially offset by the hiring of additional personnel and the implementation of a 401K plan in 2010.

Legal, Accounting and Audit

Legal, accounting and audit expenses increased $0.71 million to $0.81 million in the third quarter compared to $0.09 million for the same period in 2009. The increase was due to higher legal and accounting fees incurred on due diligence work on potential transactions for the Company.

For the nine months ended September 30, 2010 legal, accounting and audit fees increased $0.47 million to $1.12 million compared to $0.65 million for the same period in 2009. The increase was due to $0.58 million spent legal and accounting fees for due diligence work which was partially offset by lower legal fees on general corporate matters.

Interest and Other Income/Expenses

Interest and other income/expenses consist of investment income, interest accretion, and other income and expenses. Interest and other income decreased $0.03 million to $0.12 million in the third quarter compared to $0.14 million for the same period in 2009. This decrease was due primarily to lower ranching revenue from the sale of livestock, interest accretion on the Ely receivable and a $0.04 million expense incurred to payout the ASARCO pre-payment obligation.

For the nine months ended September 30, 2010 interest and other income/expenses decreased $0.9 million to $0.46 million compared to $0.55 million for the same period in 2009 due to the same reason as noted above.

Other Expenses

Other expenses consist of ranch operating expenses which increased $0.07 million to $0.16 million for the third quarter compared to $0.09 million for the same period in 2009. This increase was due to repairs and upgrades to the ranch buildings.

For the nine months ended September 30, 2010 other expenses increased $0.24 million to $0.58 million compared to $0.34 million for the same period in 2009. This increase was due primarily to repair and upgrades to the ranch buildings and higher ranch personnel costs.

Summary of Quarterly Results

Select financial information for each of the eight most recently completed quarters of fiscal 2010, 2009 and 2008 are as follows:

			Net loss per
	Interest and	Net loss for the	share basic &
	other income, net	period	diluted
Q3 2010	$115,641	$(1,094,003)	$(0.01)
Q2 2010	141,484	(2,212,418)	(0.02)
Q1 2010	199,171	(939,401)	(0.01)
Q4 2009	62,673	(2,139,179)	(0.02)
Q3 2009	25,619	(943,401)	(0.01)
Q2 2009	9,241	(892,178)	(0.01)
Q1 2009	145,131	(1,553,183)	(0.02)
Q4 2008	(367,416)	(8,528,725)	(0.08)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants and foreign exchange gains or losses related to the Company’s holding in Canadian dollar denominated working capital balances. Since the Company‘s Rosemont project is not yet in production, the Company believes that its losses and its loss per share is not a primary concern to investors in the Company.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

Liquidity and Capital Resources

At September 30, 2010, the Company had $14.01 million in cash and cash equivalents compared to $6.25 million at the beginning of the year. At September 30, 2010, the Company had working capital of $5.54 million compared to a working capital deficit of $47.47 million at the beginning of the year. The working capital deficit at December 31, 2009 included the $42.18 million Sumitomo debt and two promissory notes (collectively, the “Debt”) that were due within one year. During the second quarter 2010 the Company had replaced the Debt with a new two-year $43 million senior secured loan resulting in the improved working capital position.

On September 16, 2010, the Company entered into an Earn-In Agreement with UCM whereby UCM can earn up to a 20% interest in Rosemont by funding $176 million of Rosemont expenditures. The Investment is comprised of a maximum $70 million to be spent on Pre-Construction Costs starting from July 1, 2010 until all major permits have been received and $106 million for construction. During the third quarter the Company made expenditure payments totalling $13.6 million on behalf of the Rosemont JV. This amount will be reimbursed to the Company by the Rosemont JV from a future cash call. On October 29, 2010, UCM made its first $11.5 million cash contribution to the Rosemont JV to cover forecast expenditures from September 16, 2010 to November 30, 2010. UCM has earned a 1.3% interest from this cash contribution.

During the third quarter 2010 the Company used $1.47 million (YTD - $4.0 million) of cash in operating activities compared to $0.56 million (YTD - $2.98 million) used for the same period in 2009.

The Company generated $26.03 million (YTD - $61.63 million) in cash from financing activities during the third quarter compared with $24.32 million (YTD - $36.45 million) for the same period in 2009. The Company received gross proceeds of $29.29 million from the August 27, 2010 closing of the HudBay Minerals Inc. (“HudBay”) private placement at Cdn$2.75 per unit. The proceeds will be used to fund Rosemont and for general working capital requirements. On October 20, 2010, the Company settled the ASARCO pre-payment option with a $2.68 million payment. As at September 30, 2010, the Company’s long-term debt consists of the $43 million Red Kite loan which has a fair value of $41.21 million and $0.93 million of accrued interest. The accrued interest was paid in early October 2010.

The Company spent $16.72 million (YTD - $50.16 million) on investing activities during the third quarter compared with $9.42 million (YTD - $25.30 million) spent in the same period in 2009. The Company spent $7.55 million (YTD - $25.36 million) in the third quarter 2010 on project financial advisory, engineering, environmental and permitting activities, $9.35 million (YTD - $24.15 million) on long-lead equipment related payments and $.06 million (YTD - $0.84 million) on capital asset purchases. The majority of these expenditures were on the account of the Rosemont JV.

Shareholders’ equity at September 30, 2010 was $149.82 million, a $65.42 million improvement since the beginning of the year. The increase was due primarily to $69.23 million increase in share capital from $68.88 million proceeds from two financing activities and the exercise of stock options and warrants and a $0.35 million transfer of fair value of exercised stock options and warrants, $2.28 million increase in contributed surplus related to the issue of stock options, restricted shares and restricted share units and the Red Kite and HudBay warrants. These increases in shareholders’ equity were partially offset by a $4.25 million net loss for the nine months ended September 30, 2010. Share issue costs totaled $1.92 million relating to the prospectus financing.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

The Company has no revenue from operations and does not expect to generate any revenue from its operations until Rosemont commences commercial production. Historically, the Company financed its operations through equity and external debt financings. Based on the revised permitting schedule, the Company believes the existing cash balance coupled with the expected funding from UCM is sufficient to meet the ongoing Rosemont budgeted expenditures to complete the permitting process.

Funding for the development of the Rosemont project, including permitting, engineering, long-lead equipment purchases and ongoing support activities for the remainder of 2010 and into 2011 will be funded from the $70 million investment from UCM. The Company continues with its project financing initiatives which is expected to be in place before the ROD has been issued. Rosemont construction is expected to start in early 2012. In the meantime, the Company will continue to monitor its cash flows and continue to be conservative with its cash expenditures.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

As September 30, 2010, the contractual obligated cash flow requirements are as follows:

(in thousands)	<1 year	1-2 years	2-3 years	>3 years	Total
Accounts payable and accrued liabilities	$9,608	$-	$-	$-	$9,608
Long-term debt	-	43,000	-	-	43,000
Long-lead equipment purchases	25,643	104,767	43,857	-	174,267
Land purchases	370	-	-	-	370
Operating lease obligations	171	74	40	40	325
	$35,792	$147,841	$43,897	$40	$227,570

During the third quarter the Company placed two purchase orders for the purchase of dry stack tailings conveyors and cyclone feed pumps.

Outlook

As at September 30, 2010, the Company had cash and cash equivalent of $14.01 million and working capital of $5.54 million. The Company expects to receive approximately $13.6 million from UCM to cover reimbursement of third quarter expenditures made by Augusta on behalf of the Rosemont joint venture.

The main focus for the fourth quarter 2010 will be to complete the basic engineering drawings. The engineering design work schedule has been adjusted to mirror the updated permitting schedule. The Company is currently in discussions with its vendors on rescheduling the delivery of the long-lead time equipment purchases to match the construction schedule, including adjusting the scheduled deposits. The Company is also in discussions with vendors for the delivery, transportation, storage, off loading facilities and smelters for the copper and molybdenum concentrates as well as freight for equipment being delivered during the construction phase of the project.

The Company continues with the federal, state, and local regulatory approval process. The process relies on completion of an EIS which is being managed by the USFS. The existing Memorandum of Understanding with CNF anticipates the release of the DEIS in the fourth quarter of 2010. Public hearings are scheduled for early 2011. Following these public meetings, the USFS will compile, analyze and address all comments received on the DEIS before publishing the final EIS and ROD. The Company anticipates a decision will be rendered in 2011.

The latest draft of the DEIS is scheduled for delivery to the CNF on November 15, 2010 for internal review. Subsequent levels of review include two other federal agencies, the regional forest service, the more than twelve cooperating/consulting agencies, as well as RCC. Upon completion of these reviews the DEIS will go to the Government Printing Office and is expected to be released to the public for review and comment.

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont project site will continue for the next twelve months. The campaign remains focused on promoting the economic benefits and the Company’s plans on alleviating the impact of mining activities to the environment.

The Company’s project advisor, Endeavour Financial International Corporation (“Endeavour”), will assist the project finance team in the evaluation of various sources of financing the development and construction of the Rosemont project. Project financing is expected to be in place before the ROD is issued. However, unforeseen market events and conditions worldwide could impede access to capital or increase the cost of capital, which would have an adverse effect on Augusta’s ability to fund its working capital and capital expenditures. There is no assurance that these initiatives will be successful.

For the remainder of 2010 the Company anticipates approximately $19.4 million of Rosemont expenditures including approximately $2.4 million to complete basic engineering and design, approximately $4.0 million for the EIS, permitting and ongoing support costs and approximately $13.0 million for deposits on long-lead equipment purchases.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

Transactions with Related Parties

The Company shares rent, salaries and administrative services with three other companies, related by common directors and officers. As at September 30, 2010, included in due from related parties was $0.27 million due from these three companies for the recovery of rent, salaries and administration expenses. Subsequent to September 30, 2010, the balance was fully repaid.

On July 1, 2010, the Company and the three related companies formed 688284 B.C. Ltd., a management services company (“ManCo.”) to share corporate office accounting, regulatory compliance, office rent and other administration costs to each of the companies under a management services agreement. Each company holds an equal share in ManCo. For the three months ended September 30, 2010, ManCo allocated $0.16 million of salaries, rent and other office costs to the Company. Included in due from related parties as at September 30, 2010 was $0.03 million due from ManCo.

On January 22, 2010 the Company borrowed $3 million (“Loan”) from one of the related companies to complete a scheduled deposit on long-lead equipment. The loan bore an interest rate of one-month LIBOR plus 4% was repaid on March 12, 2010. Interest paid on the loan was $0.02 million and was capitalized to the related asset.

Included in accounts payable as at September 30, 2010, was $0.02 million (December 31, 2009 - $0.01 million receivable) owing to an officer of the Company and companies related to the officer.

All related party transactions are recorded at the exchange amount.

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Outstanding share capital

The share data information as at November 5, 2010 is as follows:

		Weighted average
		exercise price
	Number of shares	(Cdn$)
Issued and outstanding common shares	133,933,469	$-
Options	7,482,467	$2.16
Restricted share units	216,667	$-
Share purchase warrants	7,244,495	$3.90
Fully diluted	148,877,098

FINANCIAL INSTRUMENTS

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

The carrying values of the Company’s financial instruments are classified into the following categories:

	September 30,	December 31,
	2010	2009
Cash and cash equivalents	$14,011,406	$6,247,217
Loans and receivables	2,497,449	2,657,253
Held for trading securities	120,015	8,331
Other financial liabilities (1)	$(51,746,920)	$(58,154,125)

(1) Includes accounts payable, accrued liabilities and long-term debt.

The Company has estimated the fair values of its financial instruments based on appropriate valuation methodologies. These fair values are not materially different from their carrying value.

Disclosure Controls

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Control over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company's financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, deferred development costs, impairment of long-lived assets and the determination of the fair value of stock-based compensation. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Mineral properties and deferred development costs

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred subsequently to develop a mine on the property are capitalized and amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The carrying value of mineral properties and deferred development costs represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

Stock-based compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. The Company uses the fair value method of accounting for all stock based compensation awards. Under this method, the Company determines the fair value of the compensation expense for all awards on the date of the grant using the Black-Scholes pricing model. The fair value is expensed over the vesting period of the awards. In estimating the fair value, management is required to make certain assumptions regarding such items as the expected life of the options, risk-free interest rate and forfeiture rates and expected volatility. Changes in the assumptions used to estimate fair value could result in materially different results.

Future Canadian Pronouncements

In January 2009 the CICA issued CICA Handbook Section 1582, " Business Combinations" , which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, "Consolidated Financial Statements", and Section 1602, " Non-controlling interests" , which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company is currently evaluating these new standards to determine the potential impact on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. The Company will issue its first annual and interim consolidated financial statements prepared under IFRS for its fiscal year ended December 31, 2011 and three months ended March 31, 2011, respectively, with restatement of comparative information presented.

The transition will require the restatement for comparative purposes of amounts reported by the Company for each quarter beginning in January 1, 2011, accompanied with a reconciliation of the transitional differences. The Company has commenced the process of transition from Canadian GAAP to IFRS. As part of the transition process, the Company is in the process of providing IFRS specific training to senior financial reporting personnel and directors and the appropriate level of training is expected to be completed in the fourth quarter of 2010.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

The transition process consists of three primary phases: scoping and diagnostic phase; impact analysis, evaluation and design phase; and implementation and review phase.

  Scoping and diagnostic phase – A preliminary diagnostic review was completed by an external consultant which included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted.
  The areas with the highest potential impact were identified to include the basis of consolidation, impairment of assets, financial instruments and initial adoption of IFRS under the provisions of IFRS 1. This phase is complete.

  Analysis, quantification and evaluation phase – In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The full impact on future financial reporting is not reasonably determinable or estimable at this time.

  Implementation and review phase – This phase includes the execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements. IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The various accounting policy choices available are being assessed and those determined to be most appropriate in our circumstances will be implemented.

During the third quarter the Company has evaluated and selected most of the new accounting policy choices under IFRS and has begun quantifying the IFRS transition adjustments as part of Phase 2 of the IFRS conversion project. In addition, the Company is in the process of identifying and amending its internal control over financial reporting and business processes impacted by IFRS. As a development stage company, changes to the information system will be relatively minor as at the date of transition; however, as the Company transitions toward construction and production, which is expected to occur in 2012, significant changes to the information system will be required to comply with IFRS requirements. In the meantime, the Company will ensure that its accounting system can capture data that facilitates reporting under IFRS such as 2010 data that are reported under Canadian GAAP and then under IFRS in the 2011 comparatives.

As the Company progresses through its IFRS conversion process and identifies accounting policy changes, these are to be reported to the public to ensure ongoing communication on the conversion. A brief overview of expected changes to accounting policies is presented below.

The Company has identified potential material adjustments to be recorded on transition as follows:

  Foreign currency translation: Under IFRS 1, the Company may elect to reset the foreign exchange translation differences reported under Accumulated Other Comprehensive Income (“AOCI”) to $Nil at the date of transition with a corresponding charge to retained earnings. The balance of accumulated other comprehensive income under Canadian GAAP as at December 31, 2009 was $5.53 million.

  Mineral properties, capital assets and deferred development costs: Under IFRS 1, the Company can elect to use fair value as deemed cost. If such election is made, this will result in volatility in the carrying value of the mineral properties and capital assets based on annual assessments of fair value of those assets. The Company is currently assessing the use of fair value as deemed cost on its mining assets. If such election is made the adjustments may be material.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

  Functional currency: Under IFRS, each entity within a group of companies determines its own functional currency and measures its own results and financial position in that currency. The impact this has on the Company’s mineral properties, capital assets and deferred development costs would be to increase the carrying value of these assets by $5.53 million.

  Stock-based compensation: Under IFRS, graded vesting method is used to calculate the share-based payment awards that vest in instalments over the vesting period. Since the Company currently uses the straight-line method to recognize the fair value of its outstanding options over its vesting period, the Company is currently evaluating the impact graded vesting method will have on the fair value of its outstanding incentive stock options as at the date of transition. The impact of using graded vesting method will be reported in the fourth quarter 2010.

The key deliverables for the remainder of the year will include:

  Finalize the IFRS opening balance sheet;
  Finalize the accounting policy choices;
  Complete the computation of transition adjustments;
  Finalize the auditors’ review of the IFRS transition;
  Draft IFRS compliant financial statements.

The International Accounting Standard Board currently has projects underway including joint venture accounting, financial instruments and accounting for exploration and evaluation expenditures that are expected to result in new pronouncements in the future and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the financial statements will only be determinable once all applicable standards at the conversion date are known.

Risks and Uncertainties

Risks and uncertainties the Company considers material are described below. The Company is also exposed to other inherent risks that are fully described in the Company’s Annual Information Form for its year ended December 31, 2009.

Augusta will require additional capital to fund future business plans

As at September 30, 2010 Augusta had a working capital $5.54 million. On September 16, 2010 the Company entered into an Earn-In Agreement with UCM whereby UCM will invest up to $176 million into the Rosemont project in exchange for up to a 20% joint venture interest in the Rosemont project. This investment by UCM should be sufficient to cover all ongoing permitting and capital expenditures until project financing is in place to start construction. Augusta does not expect to generate any revenue until 2012 when the Rosemont project is placed into commercial production. Augusta may raise additional capital through debt or equity financing. Upheavals in the financial markets worldwide could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta could lose its only material property upon an event of default under the loan agreement with Red Kite

The Company’s obligations under the Red Kite Loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default under the Red Kite Loan Agreement, if the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

Exploration, development and mining involve a high degree of risk

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Price volatility - copper, molybdenum, silver, gold and other metal prices

The value and price of the Company’s common shares, its financial results, and its exploration, development and mining, if any, activities may be adversely affected by declines in the price of copper, molybdenum, silver, gold` and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. Metal prices fluctuate in response to many factors and cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-down of Augusta’s investment in Rosemont and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Title to Augusta’s properties may be subject to other claims

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, control or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests can be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Augusta Resource Corporation

Management’s Discussion and Analysis for the third quarter ended September 30, 2010

Government regulation may adversely affect Augusta’s business and planned operations

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Augusta Resource Corporation